UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 13)

Under the Securities Exchange Act of 1934

USA Compression Partners, LP

(Name of Issuer)

Common units representing limited partner interests

(Title of Class of Securities)

90290N109

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 15, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 90290N109

1.	Names of Reporting Person: USA Compression Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,625,284

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,625,284

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,625,284

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.3% (1)

14.	Type of Reporting Person (See Instructions) OO

(1)         Based on 62,194,405 Common Units outstanding as of January 15, 2018.

CUSIP No. 90290N109

1.	Names of Reporting Person: R/C IV USACP Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,625,284

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,625,284

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,625,284

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.3% (1)

14.	Type of Reporting Person (See Instructions) PN

(1)         Based on 62,194,405 Common Units outstanding as of January 15, 2018.

CUSIP No. 90290N109

1.	Names of Reporting Person: Riverstone/Carlyle Energy Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,625,284

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,625,284

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,625,284

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.3% (1)

14.	Type of Reporting Person (See Instructions) PN

(1)   Based on 62,194,405 Common Units outstanding as of January 15, 2018.

CUSIP No. 90290N109

1.	Names of Reporting Person: R/C Energy GP IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,625,284

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,625,284

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,625,284

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.3% (1)

14.	Type of Reporting Person (See Instructions) OO

(1)   Based on 62,194,405 Common Units outstanding as of January 15, 2018.

This Amendment No. 13 (this “Amendment”) amends and supplements the Schedule 13D filed on February 20, 2014, as amended and supplemented by Amendment No. 1 filed on May 21, 2014, by Amendment No. 2 filed on May 28, 2014, by Amendment No. 3 filed on December 31, 2014, by Amendment No. 4 filed on February 18, 2015, by Amendment No. 5 filed on May 18, 2015, by Amendment No. 6 filed on August 18, 2015, by Amendment No. 7 filed on November 18, 2015, by Amendment No. 8 filed on February 16, 2016, by Amendment No. 9 filed on May 17, 2016, by Amendment No. 10 filed on August 17, 2016, by Amendment No. 11 filed on February 22, 2017 and by Amendment No. 12 filed on August 23, 2017 (as so amended, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”), by the Reporting Persons with respect to the Common Units of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.                                 Identity and Background

This Amendment amends and restates the fourth paragraph of Item 2 of the Original Schedule 13D as set forth below:

“USA Compression Holdings is an entity formed for purposes of holding ownership in the Issuer.  On January 15, 2018, USA Compression Holdings entered into a Purchase Agreement (the “GP Purchase Agreement”) with Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”), and Energy Transfer Partners, L.L.C., a Delaware limited liability company (together with ETE, the “Purchasers”), and, solely for certain purposes therein, R/C IV Holdings and Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”), pursuant to which the Purchasers will purchase from USA Compression Holdings (i) 100% of the limited liability company interests in USA Compression GP, LLC, a Delaware limited liability company and the owner of the general partner interest and incentive distribution rights representing limited partner interests (“IDRs”) in the Issuer (“Issuer GP”) and (ii) 12,466,912 Common Units for cash consideration equal to $250 million (the “GP Purchase”). R/C IV Holdings was formed to be a member of USA Compression Holdings.  R/C IV Partners’ principal business is serving as the general partner of Riverstone/Carlyle Global Energy and Power Fund IV L.P. and various other affiliated entities.  R/C Energy GP IV’s principal business is serving as the general partner of R/C IV Partners.”

Item 3.                                 Source and Amount of Funds or Other Consideration

This Amendment amends and restates the second paragraph of Item 3 of the Original Schedule 13D as set forth below:

“USA Compression Holdings participates in the Issuer’s Distribution Reinvestment Program (“Issuer DRIP”), pursuant to which it uses the quarterly cash distributions that it receives on its Common Units to purchase additional Common Units.  Accordingly, USA Compression Holdings purchased (i) 285,059 Common Units in respect of the pro-rated distribution for the quarter ended March 31, 2013; (ii) 316,439 Common Units in respect of the distribution for the quarter ended June 30, 2013; (iii) 348,841 Common Units in respect of the distribution for the quarter ended September 30, 2013; (iv) 339,049 Common Units in respect of the distribution for the quarter ended December 31, 2013; (v) 357,147 Common Units in respect of the distribution for the quarter ended March 31, 2014; (vi) 371,591 Common Units in respect of the distribution for the quarter ended June 30, 2014; (vii) 420,090 Common Units in respect of the distribution for the quarter ended September 30, 2014; (viii) 521,395 Common Units in respect of the distribution for the quarter ended December 31, 2014; (ix) 456,079 Common Units in respect of the distribution for the quarter ended March 31, 2015; (x) 583,677 Common Units in respect of the distribution for the quarter ended June 30, 2015; (xi) 686,183 Common Units in respect of the distribution for the quarter ended September 30, 2015; (xii) 1,334,958 Common Units in respect of the distribution for the quarter ended December 31, 2015; (xiii) 677,258 Common Units in respect of the distribution for the quarter ended March 31, 2016; (xiv) 389,671 Common Units in respect of the distribution for the quarter ended June 30, 2016; (xv) 211,276 Common Units in respect of the distribution for the quarter ended September 30, 2016; (xvi) 205,768 Common Units in respect of the distribution for the quarter ended December 31, 2016; (xvii) 378,168 Common Units in respect of the distribution for the quarter ended March 31, 2017; (xviii) 420,625 Common Units in respect of the distribution for the quarter ended June 30, 2017; and (xix) 158,372 Common Units in respect of the distribution for the quarter ended September 30, 2017.

On February 16, 2016, the 14,048,588 issued and outstanding Subordinated Units, all of which were held directly by USA Compression Holdings, were converted into Common Units on a one-for-one basis for no additional consideration upon the expiration of the subordination period as defined and described in the First Amended and Restated Agreement of Limited Partnership of the Issuer, which is attached hereto as Exhibit 99.2 and incorporated by reference herein.

On January 15, 2018, USA Compression Holdings entered into the GP Purchase Agreement with the Purchasers, and, solely for certain purposes therein, R/C IV Holdings and ETP, pursuant to which the Purchasers will purchase from USA Compression Holdings (i) 100% of the limited liability company interests in Issuer GP and (ii) 12,466,912 Common Units for cash consideration equal to $250 million.”

Item 4.                                 Purpose of Transaction

This Amendment amends and restates the first paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below:

“On January 15, 2018, USA Compression Holdings entered into the GP Purchase Agreement with the Purchasers, and, solely for certain purposes therein, R/C IV Holdings and ETP, pursuant to which the Purchasers will purchase from USA Compression Holdings (i) 100% of the limited liability company interests in Issuer GP and (ii) 12,466,912 Common Units for cash consideration equal to $250 million.”

Item 5.                                 Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b) The percent of class provided for each Reporting Person below is based on 62,194,405 Common Units outstanding as of January 15, 2018.

1.              USA Compression Holdings, LLC

A.            Amount beneficially owned:  12,625,284

B.            Percent of class:  20.3%

C.            Number of units as to which the person has:

i.                              Sole power to vote or to direct the vote:  0

ii.                           Shared power to vote or to direct the vote:  12,625,284

iii.                        Sole power to dispose or to direct the disposition of:  0

iv.                       Shared power to dispose or to direct the disposition of:  12,625,284

2.              R/C IV USACP Holdings, L.P.

A.            Amount beneficially owned:  12,625,284

B.            Percent of class:  20.3%

C.            Number of units as to which the person has:

i.                              Sole power to vote or to direct the vote:  0

ii.                           Shared power to vote or to direct the vote:  12,625,284

iii.                        Sole power to dispose or to direct the disposition of:  0

iv.                       Shared power to dispose or to direct the disposition of: 12,625,284

3.              Riverstone/Carlyle Energy Partners IV, L.P.

A.            Amount beneficially owned:  12,625,284

B.            Percent of class:  20.3%

C.            Number of units as to which the person has:

i.                              Sole power to vote or to direct the vote:  0

ii.                           Shared power to vote or to direct the vote: 12,625,284

iii.                        Sole power to dispose or to direct the disposition of:  0

iv.                       Shared power to dispose or to direct the disposition of:  12,625,284

4.              R/C Energy GP IV, LLC

A.            Amount beneficially owned:  12,625,284

B.            Percent of class:  20.3%

C.            Number of units as to which the person has:

i.                              Sole power to vote or to direct the vote:  0

ii.                           Shared power to vote or to direct the vote:  12,625,284

iii.                        Sole power to dispose or to direct the disposition of:  0

iv.                       Shared power to dispose or to direct the disposition of:  12,625,284

R/C IV Holdings is the record holder of approximately 97.6% of the limited liability company interests of USA Compression Holdings and is entitled to elect a majority of the members of the board of managers of USA Compression Holdings.  Management and control of R/C IV Holdings is vested in its general partner, R/C IV Partners, which is in turn managed and controlled by its general partner, R/C Energy GP IV. R/C Energy GP IV is managed by an eight person management committee.  The Reporting Persons other than USA Compression Holdings may therefore be deemed to beneficially own securities of USA Compression Partners, LP owned directly or indirectly by USA Compression Holdings.

Each of (i) Eric D. Long, William G. Manias, David A. Smith and Matthew C. Liuzzi, each of whom are executive officers of Issuer GP, (ii) Aladdin Partners, L.P., a limited partnership affiliated with Mr. Long, and (iii) R/C IV Holdings own equity interests in USA Compression Holdings.

USA Compression Holdings is managed by a three person board of managers consisting of Mr. Long, Jim H. Derryberry and Olivia C. Wassenaar. The board of managers exercises investment discretion and control over the units held by USA Compression Holdings.  Mr. Long, Mr. Derryberry and Ms. Wassenaar, each of whom is also a member of the board of directors of Issuer GP, disclaim beneficial ownership of the Common Units owned by USA Compression Holdings.

(c)  On November 10, 2017, USA Compression Holdings purchased 158,372 Common Units under the Issuer DRIP.

(d)  Not applicable.

(e)  Not applicable.”

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends and restates Item 6 of the Original Schedule 13D in its entirety as set forth below:

Joint Filing Agreement

A Joint Filing Agreement, dated February 21, 2014, by and among the Reporting Persons has been executed.  A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Partnership Agreement

Subject to the terms and conditions of the First Amended and Restated Agreement of Limited Partnership of the Issuer (the “Partnership Agreement”), the Issuer GP and its affiliates (including the Reporting Persons) have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any units that they hold.  The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.  The Partnership Agreement additionally contains various provisions with respect to the Common Units and Subordinated Units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

Pursuant to the Partnership Agreement, if at any time the Issuer GP and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, the Issuer GP will have the right, which it may assign in whole or in part to any of its affiliates or beneficial owners thereof or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by Issuer GP, on at least 10, but not more than 60, days’ notice.

Purchase Agreement

On January 15, 2018, USA Compression Holdings entered into the GP Purchase Agreement with the Purchasers, and, solely for certain purposes therein, R/C IV Holdings and ETP, pursuant to which the Purchasers will purchase from USA Compression Holdings (i) 100% of the limited liability company interests in Issuer GP and (ii) 12,466,912 Common Units for cash consideration equal to $250 million.

Item 7.         Material to Be Filed as Exhibits

Exhibit Number	Description
99.1	Joint Filing Agreement (filed as Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed with the Commission on February 20, 2014).
99.2

First Amended and Restated Agreement of Limited Partnership of USA Compression, LP, dated January 18, 2013 (incorporated by reference to the Issuer’s Current Report on Form 8-K (File No. 001-35779) filed with the Commission on January 18, 2013).

99.3

Purchase Agreement, dated January 15, 2018, by and among USA Compression Holdings, LLC, Energy Transfer Equity, L.P., Energy Transfer Partners, L.L.C. and, solely for certain purpose therein, R/C IV USACP Holdings, L.P. and Energy Transfer Partners, L.P.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: January 18, 2018	USA COMPRESSION HOLDINGS, LLC

	By:	/s/ Chris Porter
	Name:	Chris Porter
	Title:	Vice President and General Counsel

R/C IV USACP HOLDINGS, L.P.

By Riverstone/Carlyle Energy Partners IV, L.P., its general partner

By R/C Energy GP IV, LLC, its general partner

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

RIVERSTONE/CARLYLE ENERGY PARTNERS IV, L.P.

By R/C Energy GP IV, LLC, its general partner

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

R/C ENERGY GP IV, LLC

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

Schedule 13D — Signature Page